Exhibit 99.1
Shareholders and other persons entitled to attend General Meetings of Shareholders of Gemalto N.V. (the “Company”) are invited to the Annual General Meeting of Shareholders of the Company (the “AGM”) to be held at the Radisson SAS Hotel, Boeing Avenue 2, Schiphol-Rijk, the Netherlands at 10:30 a.m. CET on Tuesday, May 22, 2007. Registration will take place between 9:30 a.m. and 10:15 a.m. CET.
Notice of the 2007 Annual General Meeting of Shareholders of Gemalto N.V.
Agenda
1.	Opening and announcements

2.	Annual Report 2006

3.	Adoption of the 2006 Financial Statements (Resolution)

4.	Dividend policy and allocation of 2006 results

5.	Discharge of Board members for the fulfilment of their duties during the past financial year
a.	Discharge of the Chief Executive Officer and the Executive Chairman (Resolution)

b.	Discharge of the non-executive Board members (Resolution)
6.	Remuneration of the executive Board members
a.	2006 grant of options to the Chief Executive Officer and the Executive Chairman (Resolution)

b.	Amendment of the Remuneration Policy for the Chief Executive Officer (and the Executive Chairman) (Resolution)

c.	Confirmation of 2005 option grant to the Chief Executive Officer (Resolution)
7.	Remuneration of the non-executive Board members
a.	Grant of one time additional remuneration to non-executive Board members (Resolution)

b.	Remuneration of the members of the newly created Strategy and M&A Committee (Resolution)

c.	Amendment of the remuneration structure of the non-executive Board members (Resolution)
8.	Employees incentive plans
a.	Amendment of the Global Equity Incentive Plan, including the Sub-Plans (Resolution)

b.	Amendment of the Global Employee Share Purchase Plan, including the Sub-Plans (Resolution)

c.	Adoption of the 2006 Stock Option Plan regarding the exchange of Gemplus options (Resolution)
9.	Reappointment of non-executive Board members
a.	Reappointment of Mr. Michel Soublin until the close of the AGM of 2011 (Resolution)

b.	Reappointment of Mr. Alex Mandl until the close of the AGM of 2011 (Resolution)

c.	Reappointment of Mr. John de Wit until the close of the AGM of 2011 (Resolution)
10.	Set the maximum number of Board members at eleven (Resolution)

11.	Amendment of the Articles of Association of the Company (Resolution)

12.	Renewal of authorization of the Board to repurchase shares in the Company (Resolution)

13.	Reappointment of PricewaterhouseCoopers Accountants N.V. as external auditor for the financial year 2007 (Resolution)

14.	Questions
Adjournment

Language — Documents
The Company is an international company and its corporate language is English. The AGM will therefore be conducted in English. The agenda, including the explanatory notes, copies of the Company’s 2006 Annual Report (including the Company’s 2006 Financial Statements), information on the persons proposed for reappointment to the Board, the full text of the proposed Remuneration Policy, as well as the Dutch text of the proposed amendments to the Company’s Articles of Association and an unofficial English translation thereof, are available, free of charge, at the Company’s head office (Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands) and at the offices of Axalto International S.A.S. (6, rue de la Verrerie, 92190 Meudon, France) and are published on the Company’s website (www.gemalto.com).
Company shares can be held in two ways
•	as registered shares (the shareholders are included in the Company’s shareholders’ register);

•	in an account with an account holder or intermediary through Euroclear France S.A. (these shares are included in the Company’s shareholders’ register in the name of Euroclear France S.A.).
Under the Company’s Articles of Association, only shareholders included in the Company’s shareholders’ register are permitted to attend General Meetings of Shareholders. They may alternatively be represented by a power of attorney authorized by them in writing.
Record date
In accordance with section 25.3 and 25.4 of the Company’s Articles of Association, the Board of Directors has decided that the persons entitled to attend and cast votes at the AGM will be those who were recorded as having those rights on May 16, 2007 (the “Record Date”) in a register designated by the Board of Directors for that purpose, regardless of whether they are shareholders at the time of the AGM. This means that shareholders need to own the Company shares on the Record Date, but they do not need to block the shares from the Record Date until the AGM.
Admission to the AGM
Registered shareholders
All registered shareholders will receive a letter from the Company by post containing an invitation for the AGM, the agenda, including the explanatory notes, as well as the annexes thereto, and details of the procedure for registering for the AGM.
To be eligible to exercise voting rights in person at the AGM, registered shareholders must complete and sign the attendance form, which they receive with the invitation and return it to the Company’s registrar NMC by the Record Date. NMC’s receipt of the completed and signed form on time will constitute notice to the Company of the registered shareholder’s intention to exercise its voting and meeting rights.
Registered shareholders who wish to be represented by a third party at the AGM must complete and sign the attendance form and power of attorney form, which they receive with the invitation and return it to

NMC by the Record Date. NMC’s receipt of the completed and signed forms on time will constitute notice to the Company of the registered shareholder’s intention to be represented by a third party.
Shareholders holding their shares through Euroclear France S.A.
Shareholders holding their shares in an account with an account holder or intermediary through Euroclear France S.A. are not included in the Company’s shareholders’ register.
If they wish to attend the AGM and vote their shares in person, they must obtain a power of attorney from Euroclear France S.A. They can do this by obtaining a ‘Request for power of attorney’ form from their intermediary. The completed and signed form must be received by the intermediary by the Record Date. After obtaining a power of attorney, such shareholders will have the right to attend the AGM and exercise the voting rights attached to the Company shares themselves.
If shareholders holding their shares through Euroclear France S.A. want to designate a third party to represent them at the AGM, they may do so by indicating the name and details of such party on their ‘Request for power of attorney’. If shareholders holding their shares through Euroclear France S.A. want Euroclear France S.A. to vote on their behalf, they should provide Euroclear France S.A. with voting instructions for the AGM using a ‘Voting instructions’ form, which they can obtain from their intermediary at their request. The completed and signed form must be received by the intermediary by the Record Date.
Shareholders holding their shares through Euroclear France S.A. may also transfer their shares in their own name in order to be registered in the Company’s shareholders’ register. To do this, they should contact NMC. Any forms to be filled in by the shareholders must be received by NMC on May 15, 2007, 5:00 p.m. CET at the latest.
Registration and identification of persons attending the AGM
Registration will take place in the Radisson SAS Hotel, Boeing Avenue 2, Schiphol-Rijk, the Netherlands, on Tuesday, May 22, 2007, between 9.30 a.m. and 10.15 a.m. CET. Once the proceedings have started, registration will no longer be possible.
Those entitled to attend the AGM will be required to present proof of identification when registering and are required to sign the attendance list.
Holders of a power of attorney are required to present a copy of their power of attorney.
Information for shareholders
For further information and documentation, please contact the Company’s registrar: Netherlands Management Company B.V. (NMC):
Visiting address: Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, the Netherlands
P.O. Box 75215, 1070 AE Amsterdam, the Netherlands
Tel: +31 20 57 57 124
Fax +31 20 42 06 190
Email: registrar.and.shareholder.services@tmf-group.com

The contact person at NMC is Ms. Saskia Engel (English speaking) or Ms. Juliette Hunt (French speaking).
Registrar
The Company’s registrar is Netherlands Management Company B.V. (NMC). For contact information please refer to ‘Information for shareholders’.